Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS
SECOND QUARTER 2026 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, August 4, 2026 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the quarter ended June 30, 2026. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 2Q26 financial results can be found on our IR website at https://enlightenergy.com/data/financial-reports/

Financial Highlights

3 months ending June 30, 2026

•	Total revenues and income[1] of $210 million, an increase of 55% compared to the same period last year.

•	Net income of $31 million, compared to $6 million in the same period last year.

•
Adjusted EBITDA[2] of $160 million, compared to $96 million in the same period last year. Excluding a gain of approximately $17 million from the follow-on sale of a 15% stake from the Sunlight cluster in the second quarter of 2026, Adjusted EBITDA totaled $142 million, an increase of 50% from the second quarter of 2025.

•	Cash flow from operating activities[3] of about $84 million, an increase of 37% compared to the same period last year.

6 months ending June 30, 2026

•	Total revenues and income of $409 million, an increase of 55% compared to the same period last year.

•
Net income of $69 million, compared to $107 million in the same period last year. Excluding a gain of approximately $81 million from the sale of 44% stake from the Sunlight cluster in and deconsolidation in the first quarter of 2025, net income increased by 160%, compared to $26 million in the comparable period.

1Total revenues and income include revenues from the sale of electricity, as well as income from tax benefits from U.S. projects
2Adjusted EBITDA is a non-IFRS measure. Please refer to the appendices for the reconciliation to net income. The Company is unable to provide a reconciliation of “Adjusted EBITDA” to net income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted
3Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, instead of cash flows from operating activities. Adjustments were made to comparative figures due to a change in accounting policy; for further details, see Appendix No. 4

•
Adjusted EBITDA of $314 million, compared to $227 million in the first half of 2025. Excluding a gain of $42 million from the sale of 44% from the Sunlight cluster in the first half of 2025, and a gain of $30 million from follow-on sales of 26% from the Sunlight cluster during the first half of 2026, Adjusted EBITDA amounted to $284 million in the first half of 2026, an increase of 54% from the first half of 2025.

•	Operating cash flow of $185 million, an increase of 48% from the first half of 2025.

Summary of key financial results:

	For the three months ended			For the six months ended
($ millions)	June 30, 2026	June 30, 2025	% change	June 30, 2026	June 30, 2025	% change
Revenues and Income	210	135	55%	409	265	55%
Net Income	31	6	460%	69	107	(36%)
Net income excluding the Sunlight transactions	31	6	460%	69	26	160%
Adjusted EBITDA	160	96	67%	314	227	38%
Adjusted EBITDA excluding the Sunlight transactions	142	96	50%	284	185	54%
Cash Flow from Operating Activities	84	62	37%	185	125	48%

Portfolio Review

During the second quarter and through the date of this release, Enlight continued to expand its portfolio and advance projects through the various phases of development. As of the earning release date, Enlight’s total portfolio is comprised of 21.8 GW of generation capacity and 74.6 GWh energy storage (totaling 43.1 FGW1), representing an increase of 4.6% compared to the total portfolio at the release date of the first quarter of 2026 (41.2 FGW). The generation component increased by approximately 1.5% and the storage component increased by approximately 8% compared to the previous quarter, reflecting Enlight’s strategy to lead in energy storage as a response to the market’s increasing demand.

The mature component of the portfolio (operating projects, projects under construction, and projects in pre-construction) comprises of 6.4 GW of generation capacity and 20.5 GWh of storage capacity, totaling 12.3 FGW, compared to 11.6 FGW at the end of the previous quarter, an increase of 6%. Approximately 53% of the capacity is located in the U.S., 32% in Europe, and approximately 15% in MENA.

4FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

The advanced development and development components comprise 15.4 GW of generation capacity and 54.1 GWh of storage capacity, totaling 30.8 FGW, an increase of 4% sequentially. Approximately 72% of the capacity is located in the U.S., 15% in MENA, and 13% in Europe.

The composition of Enlight’s portfolio appears in the following table:

Component	Status	FGW	Annual revenues & income run rate ($m)
Operating	Commercial operation	3.9	~780-810
Under construction	Under construction	4.5	~840
Pre-construction	0-12 months to start of construction	3.9	~660
Total Mature Portfolio		12.3	~$2,300m
Advanced development	13-24 months to start of construction	7.8	-
Development	24+ months to start of construction	23.0	-
Total Portfolio		43.1	-

•	Operating component of the portfolio: 3.9 FGW

o
Approximately 41% of the operating component is in the U.S., 34% in Europe, and 25% in Israel. 90% of operating capacity is contracted under PPAs, of which approximately 24% is under index-linked PPAs.

o
The operating portfolio generates annualized revenues and income run rate of approximately $780 to $810 million. The increase in run-rate revenues from operating assets is driven mainly by higher revenues from electricity trade in Israel, good operational performance in the Company’s projects, higher electricity prices and exchange rates fluctuations.

•	Under construction component of the portfolio: 4.5 FGW

o	This component increased quarter-over-quarter by approximately 500 FMW (approximately 12%),
o	The Bertikow project in Germany (storage capacity of 881 MWh) started construction during the quarter.
o
As part of its strategy to expand energy storage capacity in Europe, the Company acquired and commenced construction of two energy storage projects in Finland, a key hub for data center development. The projects have a combined storage capacity of 902 MWh, are expected to achieve commercial operation during the first half of 2028 and are projected to generate an unlevered return[5] of 19% to 20%.

o
The under-construction component includes six projects in the U.S. (CO Bar Phases I-III, Country Acres, Crimson Orchard, and Snowflake A) with a total capacity of 3.4 GW, seven projects in Europe with an aggregate capacity of approximately 912 MW, and projects in Israel with a total capacity of approximately 142 MW.

o	Energy storage projects (either standalone or paired with generation assets) account for approximately 42% of the under-construction component.
o
During the second quarter, financing for the CO Bar complex in Arizona was successfully completed, totaling $2.6 billion. The financing was provided by a consortium of seven leading global financial institutions. The complex comprises five phases and includes 1.2 GW of solar generation capacity and 4 GWh of energy storage capacity. Total investment in the CO Bar complex is expected to range between $2.9 billion and $3.0 billion, including a term loan of approximately $1.7 billion. Tax equity proceeds are estimated at about $1.5 billion.

o
The Company estimates that during the remainder of 2026 it will begin construction of projects totaling approximately 2.7 FGW, such that 87% of the mature component is expected to be either operating or under construction by the end of 2026.

o
The under-construction component is expected to contribute approximately $840 million to the annual revenues and income in their first full year of operation, compared to $770 million in the previous quarter. The increase is mainly attributable to the inclusion of the projects mentioned above.

•	Pre-construction component of the portfolio: 3.9 FGW

o	This component increased by approximately 220 FMW.
o
During the quarter, the Karpen Cluster in Romania was acquired, with an aggregate storage capacity of 848 MWh. Commercial operation is expected to commence in several phases during the second half of 2028 and the first half of 2029. The portfolio is expected to generate an unlevered return of 16.8% to 17.2%.

o
During the quarter, an additional energy storage project in Finland, Kajo, was acquired, with a storage capacity of 542 MWh. Commercial operation is expected during the first half of 2028, and the project is expected to generate an unlevered return of 16.9%–17.3%.

o	In addition, projects in Israel and Hungary with an aggregate capacity of approximately 56 FMW advanced to pre-construction.
o	The pre-construction component includes six projects in the U.S. totaling 1.5 FGW, eleven projects in Europe totaling approximately 1.7 FGW, and projects in Israel totaling 0.7 FGW.
o	Storage projects account for 77% of total capacity.
o
Pre-construction projects are expected to contribute approximately $660 million to the annual recurring revenues and income in their first full year of operation, an increase from $540 million in the previous quarter. The increase is mainly attributable to the inclusion of the projects mentioned above.

5 Calculated by dividing the projected EBITDA for the first full year of operations by the estimated net construction cost.

•	Advanced development component of the portfolio: 7.8 FGW

o	This component increased by 500 FMW sequentially.
o	During the quarter projects with an aggregate capacity of 324 FMW in the U.S. (in SPP), 286 FMW in Poland and 245 FMW in Israel transitioned from development to advanced development.
o	This component includes 5.5 FGW in the U.S., 1.2 FGW in Europe, and 1.1 FGW in MENA.
o	Storage projects account for 48% of total capacity.
o	As of the date of this report, the entire advanced development portfolio in the U.S. has successfully completed System Impact Study process and has a high likelihood of securing grid interconnection.
o	Approximately 5 FGW of U.S. capacity met Safe Harbor[6] requirements (approximately 91% of this component’s capacity in the U.S.), securing eligibility for tax benefits.

•	Development component of the portfolio: 23 FGW

o	This component includes 16.9 FGW in the U.S., 3.4 FGW in MENA, and 2.7 FGW in Europe.
o
The main additions over the past three months include projects totaling planned capacity of approximately 2 FGW in the U.S., of which energy storage projects with aggregated capacity of 2.4 GWh in PJM and projects with aggregated electricity generation capacity of 478 MW and storage capacity of 1.4 GWh in CAISO. 240 MW planned electricity generation and 800 MWh of planned energy storage capacity were added in WECC.

6 Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions

o	Storage projects account for approximately 51% of total capacity.
o
As of the earnings release date, 8.1 FGW (approximately 48% of this component’s capacity in the U.S.) successfully completed System Impact Study and have a high likelihood of achieving grid interconnection.

o	Approximately 6.4 FGW of U.S. capacity met Safe Harbor requirements (approximately 38% of this component’s capacity in the U.S.), securing eligibility for tax benefits.
o
Under current U.S. legislation, energy storage projects that commence construction by the end of 2033 are eligible for the full value of available tax credits, with a gradual phase-down for projects beginning construction during the following three years. The Company currently has approximately 4.7 GW of energy storage capacity in its portfolio that is expected to begin construction over the coming years.

o
The Company expects to pursue similar tax credit eligibility for future energy storage projects added to its portfolio, subject to their commencement of construction within the applicable qualification period.

With completion of the current mature portfolio by year-end 2028, Enlight’s operating capacity is expected to reach approximately 12 FGW, and total annual revenues and income7 run rate is expected to reach $2.2 to $2.3 billion by the end of 2028, reflecting a 41% compound annual growth rate between 2024 and 2028.

7The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices and are contingent on current trends known to the Company at this time; Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown. The company's revenues from tax benefits are estimated at approximately 22-24% of the total revenues & income run rate for December 2026 and approximately 28-30% of the total revenues & income run rate for December 2027 and December 2028.

Project and Corporate Finance

During the first half of the year, the Company secured approximately $3.7 billion of financing sources (including project financing):

•	$2.6 billion financing for the CO-Bar complex, representing the largest financing transaction in the Company's history.

•
Approximately $350 million raised through an expansion of Series G bonds on the Tel Aviv Stock Exchange, at an interest rate of approximately 4.4%, reflecting a spread of approximately 0.75% above comparable Israeli government bonds.

•	Issuance of approximately 6 million shares, generating gross proceeds of approximately $420 million.

•	$304 million financing secured for the Crimson Orchard project in Idaho, U.S.

•	Follow-on transactions for the sale of additional stakes in the Sunlight portfolio, generating proceeds of $38 million.

•	As of the balance sheet date, cash and cash equivalents at the “topco”[8] level[8] totaled $877 million. In addition, cash and cash equivalents held by subsidiaries amounted to approximately $287 million.

•	As of the balance sheet date, the Company had available credit facilities of $550 million, of which $132 million had been utilized.

•	As of the balance sheet date, the Company had approximately $1.7 billion of Letter of Credit and Surety Bond facilities, of which $674 million had been utilized.

8 Including Enlight Renewable Energy, headquarter companies in Europe and the U.S. and Clenera, and excluding other subsidiaries and project-linked entities.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended	For the six months ended
Segment	June 30, 2026	June 30, 2025	% change	June 30, 2026	June 30, 2025	% change
MENA	77	53	46%	141	96	48%
Europe	52	48	9%	113	99	14%
U.S.	80	34	133%	154	69	122%
Other	1	0	-	1	1	-
Total Revenues & Income	210	135	55%	409	265	55%

Revenues & Income

In the second quarter of 2026, the Company's total revenues increased by 55% to approximately $210 million, compared to approximately $135 million in the corresponding quarter last year. Revenues from electricity sales grew by 43% to approximately $166 million.

The increase in revenues was primarily driven by new U.S. projects that commenced operations at the end of 2025, contributing approximately $20 million to the growth in electricity sales revenues. Foreign exchange fluctuations contributed an additional $13 million, electricity trading activities in Israel contributed $9 million, and higher power prices together with improved generation output contributed approximately $6 million to the increase in electricity sales revenues.

Tax credit revenues amounted to approximately $44 million, compared to approximately $19 million in the corresponding quarter last year. The increase was primarily attributable to new U.S. projects that commenced operations at the end of 2025, as well as additional tax credits recognized at the Atrisco project related to the use of domestic content, which became effective in the third quarter of 2025.

Net Income

The Company's net income for the second quarter of 2026 totaled $31 million, compared to $6 million in the corresponding quarter last year.

The $25 million increase was primarily driven by a $75 million increase in total revenues. This was partially offset by a $19 million increase in cost of revenues, mainly due to the expansion of electricity trading activities in Israel and the commencement of operations at new projects, a $10 million increase in depreciation and amortization expenses, an $8 million increase in general and administrative and development expenses, a $4 million increase in other expenses, primarily due to compensation for lost revenues received in the second quarter of 2025, and a $9 million increase in tax expenses.

Gross financing expenses increased by $18 million, primarily as a result of the commencement of operations at new projects. This was partially offset by a $7 million increase in financing income. In addition, during the corresponding period last year, the Company recorded $12 million of financing expenses related to foreign exchange adjustments.

Adjusted EBITDA

The Company's Adjusted EBITDA for the second quarter of 2026 amounted to approximately $160 million, compared to approximately $96 million in the corresponding quarter last year, representing an increase of 67%.

The increase compared to the second quarter of 2025 was primarily driven by a $75 million increase in revenues, partially offset by a $17 million increase in cost of revenues resulting from the commencement of operations of new projects and the expansion of electricity trading activities in Israel, a $6 million increase in general, administrative and development expenses (excluding share-based compensation expenses), and a $4 million decrease in other income.

Partially offsetting these factors, the follow-on sale of an additional 15% interest in the Sunlight portfolio contributed approximately $17 million to Adjusted EBITDA.

Conference Call Information

English Conference Call & Webcast at 8:00am ET / 3:00pm Israel:

Please pre-register to join the live conference call:

https://register-conf.media-server.com/register/BIa44c30056e064c77bfb6d11ba810306b

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

To join by webcast, which will feature a presentation, please use the following link:

https://edge.media-server.com/mmc/p/sk3hcqbs

Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please pre-register to join the live webcast:

https://enlightenergy-com.zoom.us/webinar/register/WN_Is-DMN7ETJ2-RR28wRf59A

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.com/info/investors/

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.com/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees, minus finance income and adjusted to eliminate any non-recurring portions of other income (expenses), net.  compensation received in respect of contractual performance shortfalls and recorded in other income (expenses), net, is included in adjusted EBITDA. Such compensation represents income the company would have generated had the contractual performance levels been achieved. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the economic gain or loss attributable to the interest sold, calculated as the consideration received less the proportional book value attributable to such interest. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and the Company’s expectation relating to projects, including their timeline, financing and the achievement of operational and financial objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and expected Revenues, Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects, as well as timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 12 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Limor Zohar Megen
Director IR
investors@enlightenergy.com

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.com

Appendix 1 – Financial information

Consolidated Statements of Income

	For the six months ended June 30		For the three months ended June 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands
Revenues	322,477	225,875	165,990	116,117
Tax benefits	86,807	38,972	43,701	18,861
Total revenues and income	409,284	264,847	209,691	134,978

Cost of sales (*)	(92,780)	(56,484)	(48,501)	(29,846)
Depreciation and amortization	(98,106)	(71,017)	(47,384)	(37,228)
General and administrative expenses	(37,081)	(23,336)	(18,118)	(11,490)
Development expenses	(8,689)	(5,469)	(4,690)	(2,905)
Total operating expenses	(236,656)	(156,306)	(118,693)	(81,469)
Gains from projects disposals	889	97,828	453	566
Other income (expenses), net	3,681	2,374	(519)	3,479
Operating profit	177,198	208,743	90,932	57,554

Finance income	20,260	8,166	11,264	1,471
Finance expenses	(104,554)	(82,286)	(60,371)	(52,083)
Total finance expenses, net	(84,294)	(74,120)	(49,107)	(50,612)

Profit before tax and equity loss	92,904	134,623	41,825	6,942
Share of losses of equity accounted investees	(1,421)	(1,645)	(428)	(418)
Profit before income taxes	91,483	132,978	41,397	6,524
Taxes on income	(22,498)	(25,606)	(10,220)	(955)
Profit for the period	68,985	107,372	31,177	5,569

Profit for the period attributed to:
Owners of the Company	53,442	95,815	29,369	1,357
Non-controlling interests	15,543	11,557	1,808	4,212
	68,985	107,372	31,177	5,569
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	0.39	0.80	0.21	0.01
Diluted earnings per share	0.36	0.75	0.20	0.01
Weighted average of share capital used in the
calculation of earnings:
Basic per share	137,294,117	119,107,985	139,430,537	119,421,246
Diluted per share	148,712,951	127,192,179	150,455,906	129,204,402

(*) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	June 30	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	1,163,734	528,497
Bank deposits	2,280	-
Restricted cash	122,735	409,424
Trade receivables	111,799	95,118
Other receivables	149,939	62,286
Other financial assets	1,223	524
Total current assets	1,551,710	1,095,849

Non-current assets
Restricted cash	133,009	130,358
Other long-term receivables	33,917	64,349
Deferred costs in respect of projects	378,466	235,615
Deferred borrowing costs	2,141	1,749
Loans to investee entities	91,852	85,131
Investments in equity accounted investees	36,027	59,310
Fixed assets, net	7,486,761	6,281,418
Intangible assets, net	318,289	303,971
Deferred taxes assets	4,223	4,692
Right-of-use asset, net	258,464	225,495
Financial assets at fair value through profit or loss	109,061	83,582
Other financial assets	58,137	58,383
Total non-current assets	8,910,347	7,534,053

Total assets	10,462,057	8,629,902

Consolidated Statements of Financial Position as of (Cont.)

	June 30	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	566,257	884,120
Trade payables	78,457	137,230
Other payables	528,706	405,741
Current maturities of debentures	186,745	173,571
Current maturities of lease liability	13,142	12,396
Other financial liabilities	9,445	16,147
Total current liabilities	1,382,752	1,629,205

Non-current liabilities
Debentures	854,480	477,315
Other financial liabilities	172,810	378,303
Convertible debentures	287,992	273,801
Loans from banks and other financial institutions	4,158,696	2,981,786
Loans from non-controlling interests	82,449	86,946
Financial liabilities through profit or loss	27,511	26,946
Deferred taxes liabilities	85,751	77,688
Employee benefits	2,096	1,645
Lease liability	265,505	231,135
Deferred income related to tax equity	596,401	370,734
Asset retirement obligation	100,623	99,460
Total non-current liabilities	6,634,314	5,005,759

Total liabilities	8,017,066	6,634,964

Equity
Ordinary share capital	3,961	3,711
Share premium	1,743,180	1,319,716
Capital reserves	100,113	99,311
Proceeds on account of convertible options	24,994	25,380
Accumulated profit	293,465	240,023
Equity attributable to shareholders of the Company	2,165,713	1,688,141
Non-controlling interests	279,278	306,797
Total equity	2,444,991	1,994,938
Total liabilities and equity	10,462,057	8,629,902

Consolidated Statements of Cash Flows

	For the six months ended June 30		For the three months ended June 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	68,985	107,372	31,177	5,569

Income and expenses not associated with cash flows:
Depreciation and amortization	98,106	71,017	47,384	37,228
Finance expenses, net	85,215	71,073	50,512	48,685
Share-based compensation	10,042	2,994	4,941	1,284
Taxes on income	22,498	25,606	10,220	955
Tax benefits	(79,764)	(38,972)	(39,014)	(18,861)
Other income (expenses), net	(1,063)	(2,374)	688	(3,479)
Company’s share in losses of investee partnerships	1,421	1,645	428	418
Gains from projects disposals	(889)	(97,828)	(453)	(566)
	135,566	33,161	74,706	65,664

Changes in assets and liabilities items:
Change in other receivables	289	(4,593)	(1,747)	(3,737)
Change in trade receivables	(20,153)	(20,885)	(18,676)	(509)
Change in other payables	19,631	21,470	23,657	12,866
Change in trade payables	(14,161)	(2,650)	(20,890)	(10,452)
	(14,394)	(6,658)	(17,656)	(1,832)

Income Tax paid	(5,359)	(8,673)	(3,774)	(7,598)

Net cash from operating activities	184,798	125,202	84,453	61,803

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	(14,657)	33,018	(14,423)	(3,205)
Sale of investee entities	29,208	-	29,208	-
Changes in restricted cash and bank deposits, net	280,883	8,186	53,937	10
Purchase, development, and construction in respect of projects	(1,332,696)	(658,022)	(723,463)	(402,160)
Interest receipts (*)	15,518	6,334	8,978	3,822
Loans provided and Investment in investees	(28,320)	(26,324)	(8,912)	(18,894)
Repayment of loans to investees	22,504	30,815	8,134	-
Payments on account of acquisition of consolidated company	(7,874)	(7,447)	(7,874)	-
Purchase of long-term financial assets measured at fair value through profit or loss, net	(24,999)	(3,247)	(22,735)	(207)
Net cash used in investing activities	(1,060,433)	(616,687)	(677,150)	(420,634)

Consolidated Statements of Cash Flows (Cont.)

	For the six months ended June 30		For the three months ended June 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	1,387,800	674,684	609,635	531,106
Repayment of loans from banks and other financial institutions	(601,846)	(223,361)	(71,388)	(114,439)
Interest paid (*)	(61,825)	(40,387)	(26,256)	(18,089)
Issuance of debentures	345,933	125,838	345,933	-
Issuance of convertible debentures	-	114,685	-	-
Repayment of debentures	-	(21,994)	-	-
Dividends and distributions by subsidiaries to non-controlling interests	(37,842)	(8,682)	(37,842)	(8,682)
Proceeds from investments by tax-equity investors	121,068	-	-	-
Repayment of tax-equity investment	(5,837)	(10,952)	(3,850)	(10,952)
Deferred borrowing costs	(51,410)	(46,618)	(39,636)	(11,419)
Receipt of loans from non-controlling interests	14	182	-	182
Repayment of loans from non-controlling interests	(3,539)	-	(3,539)	-
Increase in holding rights of consolidated entity	-	(1,392)	-	-
Issuance of shares	419,317	-	-	-
Exercise of share options	35	30	18	19
Repayment of lease liability	(3,767)	(5,803)	(938)	(1,745)
Proceeds from investment in entities by non-controlling interest	-	12,799	-	5,067

Net cash from financing activities	1,508,101	569,029	772,137	371,048

Increase in cash and cash equivalents	632,466	77,544	179,440	12,217

Balance of cash and cash equivalents at beginning of period	528,497	387,427	978,761	449,530

Effect of exchange rate fluctuations on cash and cash equivalents	2,771	15,488	5,533	18,712

Cash and cash equivalents at end of period	1,163,734	480,459	1,163,734	480,459

(*) See Appendix 4 for additional information regarding the change in presentation of interest receipts and interest paid

Information related to Segmental Reporting

	For the six months ended June 30, 2026
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	141,371	113,320	66,693	321,384	1,093	322,477
Tax benefits	-	-	86,807	86,807	-	86,807
Total revenues and income	141,371	113,320	153,500	408,191	1,093	409,284

Segment adjusted EBITDA	125,478	85,484	138,078	349,040	(1,400)	347,640

Reconciliations of unallocated amounts:
Headquarter costs (*)						(33,398)
Intersegment profit						9
Gains from projects disposals (**)						(28,905)
Depreciation and amortization and share-based compensation						(108,148)
Operating profit						177,198
Finance income						20,260
Finance expenses						(104,554)
Share of the losses of equity accounted investees						(1,421)
Profit before income taxes						91,483

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)	Reconciliation between EBITDA and operating profit reflecting the realization of revaluation gains from an asset revalued in 2025.

Information related to Segmental Reporting

	For the six months ended June 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	95,637	99,184	30,008	224,829	1,046	225,875
Tax benefits	-	-	38,972	38,972	-	38,972
Total revenues and income	95,637	99,184	68,980	263,801	1,046	264,847

Segment adjusted EBITDA	107,031	82,226	59,913	249,170	1,079	250,249

Reconciliations of unallocated amounts:
Headquarter costs (*)						(22,958)
Intersegment profit						127
Gains from projects disposals						55,336
Depreciation and amortization and share-based compensation						(74,011)
Operating profit						208,743
Finance income						8,166
Finance expenses						(82,286)
Share of the losses of equity accounted investees						(1,645)
Profit before income taxes						132,978

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended June 30, 2026
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	76,869	52,259	36,160	165,288	702	165,990
Tax benefits	-	-	43,701	43,701	-	43,701
Total revenues and income	76,869	52,259	79,861	208,989	702	209,691

Segment adjusted EBITDA	66,703	38,900	72,044	177,647	(946)	176,701

Reconciliations of unallocated amounts:
Headquarter costs (*)						(16,441)
Gains from projects disposals (**)						(17,003)
Depreciation and amortization and share-based compensation						(52,325)
Operating profit						90,932
Finance income						11,264
Finance expenses						(60,371)
Share of the losses of equity accounted investees						(428)
Profit before income taxes						41,397

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)	Reconciliation between EBITDA and operating profit reflecting the realization of revaluation gains from an asset revalued in 2025.

Information related to Segmental Reporting

	For the three months ended June 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	52,770	47,800	15,330	115,900	217	116,117
Tax benefits	-	-	18,861	18,861	-	18,861
Total revenues and income	52,770	47,800	34,191	134,761	217	134,978

Segment adjusted EBITDA	39,014	37,563	29,364	105,941	998	106,939

Reconciliations of unallocated amounts:
Headquarter costs (*)						(11,257)
Intersegment profit						21
Gains from projects disposals						363
Depreciation and amortization and share-based compensation						(38,512)
Operating profit						57,554
Finance income						1,471
Finance expenses						(52,083)
Share of the losses of equity accounted investees						(418)
Profit before income taxes						6,524

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the six months		For the three months
	ended June 30		ended June 30
	2026	2025	2026	2025
Net Income	68,985	107,372	31,177	5,569
Depreciation and amortization	98,106	71,017	47,384	37,228
Share based compensation	10,042	2,994	4,941	1,284
Finance income	(20,260)	(8,166)	(11,264)	(1,471)
Finance expenses	104,554	82,286	60,371	52,083
Gains from projects disposals	28,905 (**)	(55,336) (*)	17,003 (**)	(363) (*)
Share of losses of equity accounted investees	1,421	1,645	428	418
Taxes on income	22,498	25,606	10,220	955
Adjusted EBITDA	314,251	227,418	160,260	95,703

*   Net profit from deconsolidation and revaluation following the partial sale of an asset (Sunlight cluster).

** Contribution to Adjusted EBITDA from the sale of an additional stake in the deconsolidated asset (Sunlight cluster). For more information regarding the composition of Adjusted EBITDA, refer to the description appearing in the     “Non-IFRS financial measures” section of this press release.

Appendix 3 – Debentures Covenants

Debentures Covenants

As of June 30, 2026, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G     and H remain outstanding.

As of June 30, 2026, the company’s equity amounted to NIS 7,280 million (USD 2,445 million).

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of June 30, 2026, the net financial debt to net CAP ratio, as defined above, stands at 33%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of June 30, 2026, the net financial debt to EBITDA ratio, as defined above, stands at 5.5.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of June 30, 2026, the equity to balance sheet ratio, as defined above, stands at 57%.

Appendix 4 – Change in accounting policy

Until September 30, 2025, interest paid and interest received were presented within cash flows from operating activities in the Consolidated Statements of Cash Flows. In accordance with IAS 7 Statement of Cash Flows, entities are permitted to classify interest paid and interest received as operating, investing, or financing cash flows, provided that the selected classification is applied consistently from period to period.

During the fourth quarter of 2025, management elected to change the classification of interest paid, including payments relating to interest rate swap (IRS) instruments to cash flows used in financing activities, and interest received to cash flows from investing activities. Management believes that this change in presentation provides a more comprehensive view of the cost of financing the Company's operations and better reflects management’s view of the financing nature of these transactions.

Accordingly, comparative information has been retrospectively adjusted to reflect this change in accounting policy in the Consolidated Statements of Cash Flows, as presented below:

($ thousands)	For the six months ended
	June 30, 2025
	As reported	Adjustment	As adjusted
Net cash from operating activities	91,149	34,053	125,202
Net cash used in investing activities	(623,021)	6,334	(616,687)
Net cash from financing activities	609,416	(40,387)	569,029
Increase in cash and cash equivalents	77,544	-	77,544

($ thousands)	For the three months ended
	June 30, 2025
	As reported	Adjustment	As adjusted
Net cash from operating activities	47,536	14,267	61,803
Net cash used in investing activities	(424,456)	3,822	(420,634)
Net cash from financing activities	389,137	(18,089)	371,048
Increase in cash and cash equivalents	12,217	-	12,217

Appendix 5

 a) Segment information: Operational projects

($ thousands)			6 Months ended June 30						3 Months ended June 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA[1]		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA[1]
			2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
MENA	676	947	766	695	141,371	95,636	92,439	64,387	393	378	76,869	52,769	49,247	38,637
Europe	1,327	-	1,483	1,353	113,321	99,184	85,484	82,226	623	649	52,260	47,800	38,900	37,563
USA	896	2,540	1,013	519	153,499	68,980	138,078	59,913	599	310	79,860	34,191	72,044	29,364
Total Consolidated	2,899	3,487	3,262	2,567	408,191	263,800	316,002	206,526	1,615	1,337	208,989	134,760	160,192	105,564
Unconsolidated at Share	28	47
Total	2,927	3,534

b)          Operational Projects Further Detail

($ thousands)				6 Months ended June 30, 2026		3 Months ended June 30, 2026
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA[1]	Reported Revenue	Segment Adjusted EBITDA[1]	Debt balance as of June 30, 2026	Ownership % [2]
MENA Wind	MENA	316	-	56,745		26,763		623,803	49%
MENA PV	MENA	360	947	84,626		50,106		638,053	84%
Total MENA		676	947	141,371	92,439	76,869	49,247	1,261,856
Europe Wind	Europe	1,184	-	103,994		45,548		808,285	65%
Europe PV	Europe	143	-	9,327		6,712		71,490	73%
Total Europe		1,327	-	113,321	85,484	52,260	38,900	897,775
USA PV	USA	894	2,540	153,499		79,860		785,440	100%
Total USA		894	2,540	153,499	138,079	79,860	72,045	785,440
Total Consolidated Projects		2,899	3,487	408,191	316,002	208,989	160,192	2,927,070
Uncons. Projects at share		28	47						50%
Total		2,927	3,534	408,191	316,002	208,989	160,192	2,927,070

1)   For the 6 month ended June 2026, EBITDA included $1.5m of compensation recognized from Bjorenberget and excluded $30m from Sunlight sale and  $3m of compensation from Emek; For the 6 month ended June 2025 EBITDA exculded $42m from Sunlight sale

2)   Ownership % is calculated based on the project's share of total revenues

c)          Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders[3]	Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2026	Est. Equity Required (%)	Equity Invested as of June 30, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership % [1]
Country Acres	USA	403/688	Q4 2026	814-855	ITC	DC (10%)	399-419	415-436	681	0%-10%[6]	91	62-65	48-50	100%
Co Bar 1	USA	258/824	H2 2027- H1 2028	636-669	ITC	EC (10%)	300-315	336-354	427	0%-10%[6]	244	124-130	97-102	100%
Co Bar 2+3	USA	953/0		1,215-1,277	PTC	EC (10%)	547-575	668-702						100%
Crimson Orchard	USA	120/400	H1 2027	319-335	ITC	EC (10%) + DC (10% BESS only)	164-173	155-162	111	0%-10%[6]	34	27-28	20-21	100%
Snowflake A	USA	594/1,900	H2 2027	1,397-1,469	ITC	EC (10%)[11]	627-659	770-810	892	0%-10%[6]	159	123-130	101-106	100%
Finland BESS[10]	Finland	0/902	H1 2028	173-182	-	-	-	173-182	12	15%-25%	12	47-49	34-35	51%
Bertikow	Germany	0/881	H1 2028	187-197	-	-	-	187-197	10	20%-30%	10	37-38	31-32	50%
Gecama Solar	Spain	227/220	Q4 2026	197-207	-	-	-	197-207	153	23%-28%[7]	153	36-38	29-31	72%
Sestanovac	Croatia	23/75	Q4 2026	35-36	-	-	-	35-36	16	15%-25%	16	7	5-6	100%
Tapolca Bess	Hungary	0/140	Q4 26	21-22	-	-	-	21-22	15	45%	15	7	6-7	100%
Bjornberget – BESS	Sweden	0/100	Q3 2026	24-25	-	-	-	24-25	18	100%	18	3	2	55%
Israel Construction	Israel	7/256	Q3 26- Q1 27	41-43	-	-	-	41-43	16	20%-30%	16	9-10	5	68%
Total Consolidated Projects		2,585/ 6,386		5,059- 5,317			2,037- 2,141	3,022- 3,175	2,352		769	481-505	378-397
Unconsolidated Projects at share[10]	Israel	13/171	Q3 2026- Q1 2027	35-37	-	-	-	35-37	36	15%-20%	36	6-7	5	52%
Total		2,598/ 6,557		5,094- 5,354			2,037- 2,141	3,057- 3,212	2,388		805	487-512	383-402

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2026	Est. Equity Required (%)	Equity Invested as of June 30, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership % [1]
					Qualifying Category	Adders[3]	Discounted Value of Tax Benefit[2]
Co Bar 4+5	USA	0/3,176	H1 2028	1,044-1,098	ITC	EC (10%) + DC (10%)	604-635	440-463	19	0%-10%	19	124-131	102-108	100%
Nardo	Italy	104/872	2029	234-246	-	-	-	234-246	11	30%	11	39-41	32-33	100%
Jupiter	Germany	150/2,166	H2 2028	538-566	-	-	-	538-566	7	35%	7	95-100	78-82	51%
Karpen	Romania	0/848	H2 2028-H1 2029	154-162	-	-	-	154-162	3	25%-35%	3	31-33	26-28	100%
Kajo	Finland	0/542	H1 2028	106-111	-	-	-	106-111	0	20%	0	25-26	18-19	51%
Ohad HV storage[9]	Israel	0/675	H2 2028	117-123	-	-	-	117-123	15	20%	15	9	5	100%
Neot Smadar HV storage[9]	Israel	0/675	H1 2029	115-121	-	-	-	115-121	5	20%	5	7	3	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2026	Est. Equity Required (%)	Equity Invested as of June 30 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership % [1]
	2027	2028	2029		Qualifying Category	Adders[3]
United States	128/0	184/0	255/0	883-929	ITC	DC (10%) & EC (10%)[8]	439-462	444-467	53	10%-20%	53	61-65	48-50	100%
Europe	0/316	0/208	-	94-99	-	-	-	94-99	3	30%-100%	3	20-21	15-16	87%
MENA	5/526	86/356	-	301-316	-	-	-	301-316	14	20%-40%	14	59-62	21-22	95%
Total Consolidated Projects	133/842	270/564	255/0	3,586-3,771			1,043-1,097	2,543-2,674	131		131	470-495	358-378
Unconsolidated Projects at share[10]	0/26	0/7	-	5	-	-	-	5	1	15%-20%	1	1	1	56%
Total Pre-Construction	912MW +10,393MWh			3,591-3,776			1,043-1,097	2,548-2,679	132		132	471-496	359-379

1) The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

2) Value of tax benefits under the IRA: The PTC value is estimated based on the project’s expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD.  In assessing the value of the ITC, a step-up adjustment was made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the valuation and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

3) The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

4) Revenue and EBITDA for the first year of U.S. projects as presented above do not include income from tax benefits

5) EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

6) The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

7) Gecama Solar’s debt is held under Gecama Wind. As of June 30, 2026, the solar project had $41m USD drawn

8) Rustic hills 1+2 - DC (10%) + EC (10%); Coggon - DC (10%); Gemstone - DC (10%);

9) Two high voltage projects with total capacity of 1,350MWh. Estimated revenue for the first 5 years is $14-15m million per year. From year 6, the projects will move to a deregulated market, with revenue expected to be $55 million per year

10) All numbers, beside equity invested, reflects Enlight share only

11) In the previous quarter, the Snowflake A BESS project was presented as expected to be eligible for the Domestic Content (“DC”) Adder. The project will not meet the applicable requirements for the DC adder.  However, the removal of the DC adder is offset by significant savings capital expenditure of the new alternative equipment resulting in a negligible impact on the project’s economics

e)          Additional information on tax equity investments

		Tax equity investment			Tax equity partner's share of project tax credits, cash flows, and taxable income
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share of ITC/PTC tax credit allocated to tax equity partner	Share of taxable income initial period	Duration of initial period for share of taxable income (years)	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	Confidential	Confidential	Confidential	17.5% (5%)	10
Atrisco BESS	458	266	-	Confidential	Confidential	Confidential	23% (7%)	5
Quail Ranch	274	131	18	99%	99%	10	10% (5%)	10
Roadrunner	621	337	55	99%	99%	5-10	10%-12% (5%)	10

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	June 30, 2026
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	876,801
Subsidiaries	286,933
Deposits:
Short term deposits	2,280
Restricted Cash:
Projects under construction	122,735
Reserves, including debt service, performance obligations and others	133,009
Total Cash	1,421,758

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	June 30, 2026
Debentures:
Debentures	1,041,225*
Convertible debentures	287,992
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	67,665
Loans from banks and other financial institutions	116,659
Total corporate level debt	1,513,541

* Including current maturities of debentures in the amount of 186,745

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th June 2026	1.14	0.34
As of 30th June 2025	1.13	0.28
Average for the 3 months period ended:
June 2026	1.16	0.34
June 2025	1.17	0.30